Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

ATOMIC STUDIOS, INC.

(Exact name of issuer as specified in its charter)

Wyoming	84-2567615
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1140 HIGHLAND AVE., #222

MANHATTAN BEACH, CA 90266

(Full mailing address of principal executive offices)

(800) 681-5988

(Issuer’s telephone number, including area code)

ATOMIC STUDIOS, INC.

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Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors in this Form 1-SA. Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements.

The following Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the results of operations and financial condition of Atomic Studios, Inc. F/K/A Destination Television, Inc. The MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements.

Plan of Operation

Atomic Studios, Inc. (the "Company") was incorporated in the State of Wyoming in 2019.

Management’s Discussion and Analysis

The Company has been concerned with start-up operations. We will need further financing to grow operations to full functionality. We believe $1 million will be needed to grow operations to hire a full-time staff, create the channel and procure a modest library as well as create limited exclusive content. We are currently not operating at these levels and, therefore, do not require much to operate.

As of June 30, 2020, there has been investment funds received of $15,485.26.and office, incidentals and marketing expenses of $8,277.88.

As of the date of this Form 1-SA, there are $28,689.84 in costs associated with start-up activities.

We began actively selling shares on May 11, 2020. Presently marketing has been sluggish, which may be attributed to the present global situation. Presently there is very little capital needed for overhead costs. There is no weekly payroll, office expenses, etc. This will change in the future as the company begins services.

We plan on increasing marketing efforts over the final months of the year when businesses begin reopening.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates and assumptions include the fair value of the Company’s Class A Common Stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company’s deferred tax assets.

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Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Dividends

We do not intend to retain future earnings to support our growth. Any payment of cash dividends in the future will be dependent upon: the amount of funds legally available; therefore, our earnings; financial condition, capital requirements, and other factors which our board of directors deems relevant.

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to temporary employee staffing business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We will accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

We currently have two employees, including officers and directors.

Personnel will be added on an as-needed basis. These personnel can include executive management, salespersons, engineers, chemists, hydrologists, quality control technicians, transportation experts, managers and in most instances outsourced processes.

Item 2.	Other Information

None.

Item 3.	Financial Statements

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Atomic Studios, Inc.

Balance Sheet

As of June 30, 2020

June 30, 2020
Assets
Current Assets
Cash	$(749)
Total Current Assets	(749)
Total assets	$(749)

Liability and Stockholders' Equity
Liabilities
Current Liabilities
Accounts Payable	$300
Total Accounts Payable	300
Other Current Liabilities
Due to President	221
Total Other Current Liabilities	221
Total Current Liabilities	521
Total Liabilities	521

Stockholders' Equity
Opening Balance Equity	100
Retained Earnings	(8,578)
Net Income	7,207
Total stockholders' equity	(1,271)

Total Liabilities and Stockholders' Equity	$(749)

See accompanying notes to financial statements

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Atomic Studios, Inc.

Balance Sheet

As of December 31, 2019

December 31, 2019
Assets
Current Assets
Cash	$(8,367)
Total Current Assets	(8,367)
Total assets	$(8,367)

Liability and Stockholders' Equity
Liabilities
Current Liabilities
Other Current Liabilities
Due to President	$121
Total Other Current Liabilities	121
Total Current Liabilities	121
Total Liabilities	121

Stockholders' Equity
Opening Balance Equity	100
Net income	(8,588)
Total Stockholders' Equity	(8,488)

Total Liabilities and Stockholders' Equity	$(8,367)

See accompanying notes to financial statements

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Atomic Studios, Inc.

Profit & Loss

January through June 2020

Jan -Jun 20
Ordinary Income/Expense
Income
Investment	$15,435
Sales	50
Total Income	15,485

Expense
800 Number	21
ACH Fees	342
Advertising and Promotion	120
Attorney Fees	876
Bank Service Charges	(393)
Email Distribution	269
Marketing	1,329
Meetings
Meals	63
Total Meetings	63
Office Supplies	69
Payroll Expenses	2,587
Printing	99
SEC Filing	1,085
Shipping	1,510
Social Media	300
Total Expense	8,277
Net Ordinary Income	7,207
Net Income	$7,207

See accompanying notes to financial statements

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Atomic Studios, Inc.

Statement of Cash Flows

January through June 2020

Jan -Jun 20
OPERATING ACTIVITIES
Net Income	$7,207
Adjustments to reconcile Net Income to net cash provided by operations:
Accounts Payable	300
Due to President	100
Net cash provided by Operating Activities	7,607

Net cash increase for period	$7,607

Cash at beginning of period	$(8,357)

Cash at end of period	$(749)

See accompanying notes to financial statements

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Atomic Studios, Inc.

Notes to Financial Statements

For the period ended June 30, 2020

I.	Nature of Operations

Atomic Studios, Inc. (the Company) was formed in the state of Wyoming on July 2, 2019 and operates from offices in Manhattan Beach, California. The Company, currently in a start-up mode, will be generating online streaming services geared towards the pop, sci-fi and science themes.

II.	Summary of Significant Accounting Policies

a.	Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

b.	Cash and cash equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company’s checking account. As of June 30, 2020, the Company had $7,481.37 in a corporate checking account.

c.	Revenue recognition

The Company is pre-revenue and is expected to generate revenue through monthly subscriptions aimed at a global audience coupled with advertising fees and merchandise sales. Once the Company starts generating revenue, it will adopt Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers Accounting Standards Codification (ASC) 606. ASC 606 will require the Company to recognize revenue, utilizing a five-step model:

•	Identify the contract with the customer
•	Identify the performance obligations within the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations
•	Recognize revenue when (or as) the performance obligations are satisfied

d.	Software development

The Company expects to develop software for internal use in order to deliver and enhance its monthly service to customers. Once the development of internal software begins, the Company will expense the development costs, in accordance with ASC 985-20, until technological feasibility is determined. After technological feasibility has been accomplished, any additional costs will be capitalized.

e.	Organizational costs

In accordance with ASC 720 – Organizational Costs, costs of incorporation incurred by the Company are expensed as incurred.

f.	Copyrights

The Company plans to hold a number of copyrights and other elements of intellectual property and uses nondisclosure agreements and other measures to protest it proprietary rights. Copyrights will be amortized on a straight-line basis over the life of the copyright status; reviewed annually for impairment.

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II.	Summary of Significant Accounting Policies (continued)

g.	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Future income tax liabilities and assets are measured using enacted tax rates. The effect on future income tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is taxes as a Corporation for federal and state income tax purposes. Due to its recent formation, no material tax provisions exist as of June, 30, 2020. In addition, the Company is not currently under any examination by taxing authorities.

h.	Related parties

Parties are considered related to the Company if the Company has the ability to, directly or indirectly, control the party or exercise significant influence over the party in making financial and operating decisions or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be other entities or individuals. Related party transactions are recorded at fair value.

i.	Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

j.	Recent accounting pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organization that lease assets, referred to as “lessees”, to recognize on the balance sheet, the assts and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on their financial statements and related disclosures.

III.	Stockholders’ Equity

a.	Share authorization

Share capital comprises of the following number of authorized Class A and B shares of common stock:

•	Class A – 19,500,000,000
•	Class B – 500,000,000

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III.	Stockholders’ Equity (continued)

b.	Number of shares issued and consideration

During the period, the Company issued 16,974,000 shares of common stock for $1,697.

c.	Details of preferred stock

The company has authorized 1,000,000,000 shares of undesignated preferred shares which can be issued in one or more series. The terms, price, and conditions of the preferred shares will be set by the Board of Directors. No shares have been issued.

d.	Securities offering

The Company is offering up to 10,000,000 shares of Class A common stock in a securities offering planned to be exempt from the Securities Exchange Commission (SEC) registration under Regulation A. The Company has engaged with various advisors and other professionals to facilitate the offering.

IV.	Related party transactions

a.	Related party payables

The Chief Executive Officer and the Chief Financial Officer paid for certain expenses incurred by the Company. The Company plans to repay the officers once cash is available.

b.	Management Contract

The Chief Financial Officer and the Company entered into a management contract on July 2, 2019 for $5,000 per annum. The Company has accrued for this amount which is payable once cash is available.

V.	Going Concern

These financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business during the look forward period. As shown in the accompanying financial statements, the company incurred during the period ended June 30, 2020, a net profit of $7,207.38 and as of that date, the Company's total cash assets exceeded its total liabilities by $7,20.7.38. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the company has evaluated these conditions and has proposed a plan to reduce its liabilities through sales of assets, debt, and issuance of additional stock to shareholders. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

VI.	Subsequent Events

Subsequent events and transactions have been evaluated by management through June 30, 2020, the date the financial statements were issued. Material subsequent events, if any, are disclosed in a separate note to these financial statements.

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Item 4.	Exhibits

Index to Exhibits

Exhibit	Exhibit Description
Number
2.1*	Articles of Incorporation
2.2*	By-Laws
3.1**	Incentive Stock Option Plan
4.1**	Form of Subscription Agreement
6.1*	Consulting Agreement between Ernesto Torres Almodovar and Atomic Studios, Inc.
6.2*	Consulting Agreement between Kevin J. Anderson and Atomic Studios, Inc.
6.3*	Consulting Agreement between David Brin and Atomic Studios, Inc.
6.4*	Consulting Agreement between Gary Graham and Atomic Studios, Inc.
6.5*	Consulting Agreement between Walter Koenig and Atomic Studios, Inc.
6.6*	Consulting Agreement between Dr. David Lieu and Atomic Studios, Inc.
6.7*	Consulting Agreement between Nichelle Nichols and Atomic Studios, Inc.
6.8*	Consulting Agreement between Dr. Seth Shostak and Atomic Studios, Inc.
6.9*	Consulting Agreement between Ethan Siegel and Atomic Studios, Inc.
6.10*	Consulting Agreement between Marina Sirtis and Atomic Studios, Inc.
6.11**	Employment Agreement of Frank Zanca
6.12**	Indemnification Agreement of Frank Zanca
6.13**	Employment Agreement of “Sky” Douglas Conway
6.14**	Indemnification Agreement of “Sky” Douglas Conway
6.15**	Annual Bonus Performance Plan for Executive Officers
6.16**	Form of Management Stock Bonus Plan
11.1 ***	Consent of Donnell Suares, Esq.
11.2****	Consent of Dennis Duncan & Covington LLP

* Filed with the Company’s Form 1-A on November 25, 2019

** Filed with the Company’s Form 1-A Amendment on January 14, 2020

*** Filed with the Company’s Form 1-A Amendment on February 27, 2020

**** Filed with the Company’s Form 1-A Amendment on March 13, 2020

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atomic Studios, Inc.

Date: September 28, 2020	By:	/s/ “Sky” Conway
“Sky” Conway
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ “Sky” Conway	Chief Executive Officer	September 28, 2020
“Sky” Conway	(Principal Executive Officer)

/s/ Frank Zanca	Chief Financial Officer	September 28, 2020
Frank Zanca	(Principal Financial Officer and Principal Accounting Officer)

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